1

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2005
WASH, D.C.
185

05039368

SECU SION

Washington, --

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BD 3/18

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response.....	12.00

SEC FILE NUMBER
8- 49653

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Financial Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Carolina Financial Securities, LLC 9 Park Place
(No. and Street)

Brevard (City) NC (State) 28712 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce V. Roberts (828)883-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gabler Molis & Toland, PA
(Name – *if individual, state last, first, middle name*)

190 South Caldwell Street, Brevard, NC 28712
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

3/22

OATH OR AFFIRMATION

I, Bruce V. Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Financial Securities, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Manager

Title

Notary Public

My Commision Expires April 25, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GablerMOLIS & TOLAND, PA
Certified Public Accountants

190 S. Caldwell Street
P.O. Box 1094
Brevard, NC 28712
tel 828.883.2920
fax 828.883.4692

ASHEVILLE
HENDERSONVILLE
BREVARD

RECEIVED
MAR 01 2005
PROCESSING SECTION
185

To the Management and Members
Carolina Financial Securities, LLC
9 Park Place, Suite 201
Brevard, NC 28712

In planning and performing our audit of the financial statements of Carolina Financial Securities, LLC for the year ended December 31, 2004 we considered the Company's internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce, to a relatively low level, the risk that material misstatements caused by error or fraud may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Reportable Condition

Absence of appropriate segregation of duties consistent with appropriate control objectives:

It was noted that the accounting function is centered upon one employee who collects the mail, receives and deposits cash, records accounting transactions, and is in total control of accounting processing. An adequate internal control design allows for different personnel to perform the certain functions noted herein. We recommend that management review the above cash and recording functions to determine if it is feasible to implement an internal control policy in which such duties are performed by other personnel in order to segregate the job functions.

Segregation of Duties

Segregation of duties is normally difficult to accomplish within a small organization, but management or the members should be ever mindful of areas that can easily be improved.

Internal controls are designed to safeguard assets and help detect losses from employee dishonesty or error. A fundamental concept in a good system of internal control is the segregation of duties. Although the small size of the Company's office staff limits the extent of separation of duties, we believe certain steps could be taken to separate incompatible duties. The basic premise is that no single employee should have access to both physical assets and the related accounting records or to all phases of a transaction. This ultimately reduces the risk of the misappropriation of assets. We believe that the following practices could be implemented to improve existing internal control without impairing efficiency:

- Mail should be opened by an employee not responsible for accounting, such as another broker or an assistant. Cash receipts could be recorded and the deposit prepared by this person. The cash receipts journal, supplemented by remittance advices, could then be forwarded to the accounting staff for posting to the general ledger and detail customer accounts.

- Cash receipts should be deposited daily. Holding receipts longer than one day exposes the Company to potential loss.

- Bank statements, canceled checks, and appropriate advices should be received by someone other than employees maintaining cash records. Such items could be periodically reviewed prior to turning them over for reconciliation. Unusual items noted during the review should be investigated promptly.

- Signed checks should be mailed without allowing them to be returned to the employee responsible for accounts payable.

- Non-accounting personnel should review supporting documents for normal recurring disbursements (not usually reviewed) on a spot-check basis. Non-routine testing would aid in ensuring compliance with Company policy for all disbursements.

- Written journal entries should be approved by an employee other than the one who prepared the entry.

- Management should review and approve all invoices to be paid and have the responsibility of signing checks.

We thank you and the staff of Carolina Financial Securities, LLC for the cooperation, assistance and courtesy extended during the course of our audit, and appreciate the opportunity to continue to provide the Company with excellence in accounting service.

Sincerely,

Gabler Molis & Toland PA

GablerMolis & Toland, PA
February 18, 2005

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH., D.C. 185

CAROLINA FINANCIAL SECURITIES, LLC
Brevard, North Carolina

Audited Financial Statements

For the Year Ended
December 31, 2004

CAROLINA FINANCIAL SECURITIES, LLC
Brevard, North Carolina

TABLE OF CONTENTS

GablerMOLIS & TOLAND, PA
Certified Public Accountants

190 S. Caldwell Street
P.O. Box 1094
Brevard, NC 28712
tel 828.883.2920
fax 828.883.4692

ASHEVILLE
HENDERSONVILLE
BREVARD

INDEPENDENT AUDITORS' REPORT

Manager and Members of
Carolina Financial Securities, LLC
Brevard, North Carolina

We have audited the accompanying balance sheet of Carolina Financial Securities, LLC, (a limited liability company), as of December 31, 2004, and the related statements of income and members' equity, cash flows, and net capital for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Financial Securities, LLC as of December 31, 2004, and the results of its operations and its cash flows and net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Gabler Molis & Toland PA

GablerMolis & Toland, PA
February 18, 2005

CAROLINA FINANCIAL SECURITIES, LLC

Balance Sheet
December 31, 2004

Assets

Current assets:	
Cash and cash equivalents	$ 13,150
Accounts receivable, net	147,832
Total current assets	160,982
Other assets:	
Property, improvements and equipment, net	96,096
Investments, at cost	10,141
Due from members	13,206
Total other assets	119,443
Total assets	$ 280,425

Liabilities and Members' Equity

Current liabilities:	
Accounts payable	$ 13,509
Accrued payroll, taxes and commissions	134,966
Total current liabilities	148,475
Members' equity	131,950
Total liabilities and members' equity	$ 280,425

The accompanying notes are an integral part of the financial statements.

CAROLINA FINANCIAL SECURITIES, LLC

Statement of Income and Members' Equity
For the Year Ended December 31, 2004

Income from fees	$ 537,836
Less: direct cost of fees	468,519
Gross profit	69,317
Less operating expenses:	
Rents and leases	67,206
Depreciation	28,973
Telephone	21,032
Insurance	27,904
Bad debt expense	13,066
Professional services	10,275
Office expenses and supplies	6,744
Dues and subscriptions	6,494
Employee retirement	5,404
Utilities	4,176
Postage	3,090
Bank charges	2,768
Repairs and maintenance	2,286
Printing and reproduction	2,171
Property taxes	1,273
Auto expense	1,268
Computer supplies	947
Advertising	318
Contributions	300
Miscellaneous	6,717
Total operating expenses	212,412
Loss from operations	(143,095)
Other income (expense):	
Loss on sale of assets	(8,245)
Loss on investments	(10,050)
Total other income (expense)	(18,295)
Net loss	(161,390)
Members' equity beginning of year	260,971
Members' investment	32,369
Members' equity end of year	$ 131,950

The accompanying notes are an integral part of the financial statements.

CAROLINA FINANCIAL SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities:		
Cash received from customers	$	409,140
Less cash paid for direct cost and operating expenses		(509,608)
Net cash from operating activities		(100,468)
Cash flows used in financing activities:		
Capital contributions from member		32,369
Net cash from financing activities		32,369
Cash flows used in investing activities:		
Purchases of property, improvements and equipment		(26,947)
Proceeds from sale of property, improvements and equipment		14,500
Net cash from financing activities		(12,447)
Net decrease in cash and cash equivalents		(80,546)
Cash and cash equivalents, beginning of year		93,696
Cash and cash equivalents, end of year	$	13,150
Reconciliation of net income to net cash provided from operating activities:		
Net loss	$	(161,390)
Adjustments:		
Depreciation		28,973
Bad debt expense		13,066
Loss on sale of property, improvements and equipment		8,245
Loss on investments		10,050
Increase in accounts receivable		(141,762)
Increase in due from member		(1,400)
Decrease in deposits		8,430
Increase in accounts payable		354
Increase in accrued payroll, taxes and commissions		134,966
Net cash provided by operations	$	(100,468)

The accompanying notes are an integral part of the financial statements.

CAROLINA FINANCIAL SECURITIES, LLC

Computation of Net Capital
December 31, 2004

Total assets	$	280,425
Total liabilities		148,475
Net worth		131,950
Less non-allowable assets:		
Petty cash		(200)
Accounts receivable		(4,032)
Due from members		(13,206)
Furniture, equipment, and leasehold improvements		(96,096)
Investments		(10,141)
		(123,675)
Net capital		8,275
Minimum net capital requirement		5,000
Excess net capital	$	3,275

Net capital previously reported by broker-dealer, December 31, 2004		$	10,633
Add:	Increase for audited receivables		143,800
Less:	Increase for audited accounts payable		(11,192)
	Increase for audited accrued payroll, taxes and commissions		(134,966)
	Net adjustment		(2,358)
Audited net capital		$	8,275

The accompanying notes are an integral part of the financial statements.

CAROLINA FINANCIAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2004

Note A - Summary of Significant Accounting Policies

Nature of Business and Trade Name

The Company was formed and operates principally as a registered broker-dealer. The Company provides studies and analyses of customers' operations, prepares materials for distribution to prospective buyers or sellers in search of mergers or acquisitions, contacts and coordinates discussions with prospective candidates and assists in the reaching of financial closure. The Company operates under the trade name of Carolina Financial Securities, LLC, a North Carolina limited liability company.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use to be cash equivalents. Investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Property, Improvements and Equipment

Property and equipment is recorded at cost. Costs associated with major acquisitions are capitalized and depreciated. Depreciation is provided over the estimated lives of the depreciable assets. Assets are generally depreciated on the straight-line method.

Revenue and Expense Recognition

Revenue is recognized upon agreement with the customer for services and upon billing for services. Expenses are recognized when incurred.

Income Taxes

The Company with consent of its members, has elected under the Internal Revenue Code to be treated as a limited liability company. In lieu of corporate income taxes, the members of an LLC are taxed on their proportionate shares of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

CAROLINA FINANCIAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2004

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Accordingly, actual results could differ from those estimates.

Advertising Expense

Costs associated with advertising are charged to expense as incurred. Advertising expenses were $318 for 2004.

Note B - Accounts Receivable

Following is a summary of receivables at December 31, 2004:

Trade receivables	$ 375,258
Less allowance for doubtful accounts	(227,426)
	$ 147,832

The allowance for bad debts is comprised of all receivable balances outstanding in excess of 30 days. Bad debt expense for the year ended December 31, 2004 was $13,066

Note C - Investments

The Company owns non-traded warrants that have been awarded upon the completion of engagements with several customers as part of its compensation. The warrants give Carolina Financial Securities, LLC the option to purchase a set number of shares at a set stock price. Due to the lack of a readily ascertainable value the warrants have not been valued and are not recognized in the financial statements.

As of December 31, 2004 the company held 1,200 options that have a reported cost of $10,050. The terms of the options are as follows: 1,200 options expire in June 2005 with a strike price of $16. As of December 31, 2004 the value of these options was below the strike price.

Note D - Operating Leases

The Company rents office equipment under a non-cancelable lease agreement with monthly payments of $524. This lease expires in May 2006.

Note D - Operating Leases (continued)

During the year, the Company also leased office space under an agreement that expired in June 2004. The lease was converted to a month-to-month lease. The lease payments are $4,614 per month. Future minimum lease payments for the next five years are as follows:

	2005	$ 6,287
	2006	3,144
	2007	-
	2008	-
	2009	-
Total minimum future rentals		$ 9,431

Rent expense for the year ended December 31, 2004 was $67,206.

Note E - Retirement Plan

Effective in 1998 the Company adopted a 401(k) Profit Sharing Plan. The Plan is funded by pre-tax employee voluntary contributions made through salary reduction, and employer makes discretionary contributions for the benefit of the employee. The Company's contribution expense for the year ended December 31, 2004 was $5,404.

Note F - Related Party Transactions

The company advanced funds during prior years to the following related parties:

Bruce V. Roberts, member-	$ 13,206

These advances have been classified as long-term assets with no specific terms of repayment.

During the year, the Company sold a vehicle, purchased at the end of it's lease term, to the member for $14,500. Cash in the amount of $13,100 was received from the Company and the remaining $1,400 has been included in the amount due from member. The sale was an arms length transactions based on the fair value of the vehicle.

Note G - Property, Improvements and Equipment

The following is a summary of improvements and equipment - at cost, less accumulated depreciation:

Note G - Property, Improvements and Equipment (continued)

Office equipment	$ 27,298
Computer equipment	151,704
Office furniture	56,392
Improvements	62,456
	297,850
Less: accumulated depreciation	201,754
Total	$ 96,096

Depreciation charged to operations was $28,973 in 2004.

Note H - Concentrations

Accounts receivable at December 31, 2004 includes approximately $143,800 or $38.5% of total gross receivables from two clients. Revenues from three clients represented approximately $451,300 or 83.9% of revenues for the year.